

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

<u>Via E-mail</u>
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

> **Re: North American Energy Resources, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed July 23, 2012**
> **File No. 000-52522**

Dear Mr. Coldren:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Alan G. Massara